

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Brian Carrico
Chief Executive Officer
Neuraxis, Inc.
11550 N. Meridian Street, Suite 325
Carmel, IN 46032

> **Re: Neuraxis, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2023**
> **File No. 333-269179**

Dear Brian Carrico:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 26, 2023

Risk Factors
Volatility in the market price of our common stock may prevent investors..., page 35

1.   We note your discussion of stock price volatility in relation to early-stage companies at the bottom of page 35. Please move this discussion to a separately titled risk factor and revise to also discuss known factors particular to the offering and the company that may add to the volatility risk discussed. For example, if the company will have a relatively low public float after the offering, risks surrounding lack of trading, liquidity and market price related to such low public float should be addressed.

      You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Twedt